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February 22, 2024
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Austin Pattan, Staff Attorney
Jan Woo, Legal Branch Chief
Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief

Re:	Reddit, Inc.
Response to Letter dated February 16, 2024
Amendment No. 9 to Draft Registration Statement on Form S-1 Submitted February 5, 2024 CIK No. 0001713445
To the addressees set forth above:
Reddit, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof a Registration Statement on Form S-1 (the “Registration Statement”). The Company previously submitted to the Commission a draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, on December 16, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 9 to the Draft Submission submitted on February 5, 2024 (“Amendment No. 9”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Amendment No. 9 received on February 16, 2024 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.
For ease of review, we have set forth below each of the numbered comments of the Staff’s letter dated February 16, 2024 in bold type followed by the Company’s responses thereto.

February 22, 2024 Page 2
Amendment No. 9 to Draft Registration Statement on Form S-1 submitted February 5, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operating Metrics
Trends in User Metrics, page 97
1.We note on page 99 that you have used further advances in your process used to identify and address activity by users and visitors, including web crawlers and scrapers in the fourth quarters of 2022 and 2023. We also note that as you identify automated agents, you remove them from DAUq and WAUq counts prospectively and do not recalculate these metrics for prior periods. Please expand the discussion to include any material impact this methodology may have on trends in these metrics from quarter to quarter and disclose the number of automated agents discovered in the periods identified, if material.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 of the Registration Statement accordingly.
The Company further respectfully advises the Staff that as the Company has continued to improve its capabilities to identify suspicious traffic, it has not seen its methodology materially impact trends in DAUq and WAUq counts from quarter to quarter.
For example, in 2022, the Company investigated a wave of automated agents that were remediated in the fourth quarter of 2022. Based on its improved capabilities to identify this wave of suspicious traffic, the Company estimates that approximately 0.9 million agents were included in the 57.3 million DAUq reported during the three months ended September 30, 2022, approximately 0.9 million agents were included in the 56.5 million DAUq reported during the three months ended June 30, 2022, and approximately 0.5 million agents were included in the 57.5 million DAUq reported during the three months ended March 30, 2022. Accordingly, the Company estimates that the suspicious traffic had an impact of less than 1.6% in each of these quarters’ reported DAUq. The Company cannot accurately measure the impact of this historical wave of automated agents on historical WAUq at that time, lacking sufficient telemetry to count such agents over that period.
In 2023, the Company continued to improve its capabilities and was better able to identify and remediate automated agents before they were included in reported DAUq or WAUq counts.
Critical Accounting Policies and Estimates Stock-Based Compensation
2023 CEO/COO Equity Awards, page 115
2.We note that you granted the 2023 CEO/COO equity awards in December 2023. Please expand the discussion in MD&A to include the unrecognized stock compensation expense associated with each type of these 2023 CEO/COO equity awards and how the unrecognized stock compensation expense in the aggregate for the 2023 CEO/COO equity awards compares to the unrecognized stock compensation expense for the awards that were cancelled concurrent with the grants. Please also expand the disclosure in Note 14 on page F-26 to include the unrecognized stock compensation expense related to the CEO/COO equity awards and the criteria met to permit accounting for the grants as modifications for each type of stock incentive.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 115, 116, F-26, and F-27 of the Registration Statement accordingly.
The Company further respectfully advises the Staff that the canceled awards consisted of certain performance-based restricted stock units, including the 2022 market-based restricted stock units for which the number of shares granted to the CEO and COO were based on 4.5% and 0.24%, respectively, of the Company’s outstanding shares of common stock, after giving effect to the initial public offering. There was no stock-based compensation expense recognized through the modification date for the canceled awards as the performance condition had not been met. To estimate the unrecognized stock compensation expense for the canceled awards, the Company assumed total outstanding shares of 192.1 million after giving effect to the initial public offering. Based on this assumption, the Company calculated an estimated aggregate unrecognized stock compensation expense associated with the canceled awards of $259.0 million, compared to the aggregate unrecognized stock compensation expense of the 2023 CEO/COO equity awards of $269.0 million.
* * *

February 22, 2024 Page 3
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4993 or by email (sarah.axtell@lw.com) with any questions or comments regarding this correspondence.

Sincerely,

/s/ Sarah Axtell
Sarah Axtell
of LATHAM & WATKINS LLP

cc:	Steven Huffman, Reddit, Inc.
Andrew Vollero, Reddit, Inc.
Benjamin Lee, Reddit, Inc.
Anthony J. Richmond, Latham & Watkins LLP
Richard A. Kline, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Emily Roberts, Davis Polk & Wardwell LLP
Elizabeth LeBow, Davis Polk &Wardwell LLP